Exhibit 99.1

Canada Goose Takes First Step in Footwear Journey with Acquisition of Baffin

TORONTO, ON (November 1, 2018) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced that it has acquired Baffin Inc. (“Baffin”), a Canadian designer and manufacturer of performance outdoor and industrial footwear, for a purchase price of $32.5 million Canadian dollars subject to customary closing adjustments. The transaction is being funded with available cash on hand and the issuance of $1.5 million Canadian dollars of restricted subordinate voting shares to the seller.

“I have known and admired Baffin President Paul Hubner for years, and watched as he has developed innovative new designs and built a thriving business that is known for making the best and warmest boots. For decades, our products have lived side-by-side in the coldest places on Earth. The Arctic heritage and best-in-class functionality of Baffin boots are synonymous with what Canada Goose stands for,” stated Dani Reiss, President & Chief Executive Officer. “As we continue to execute our current growth initiatives and build an enduring brand for generations to come, Baffin provides us with valuable infrastructure and know-how to start exploring the exciting global footwear category. This strategic and long-term investment is an important first step in Canada Goose’s footwear journey.”

With over 30 years of experience in the footwear industry, Paul Hubner is an expert in insulated footwear construction and design. He is also a true outdoor enthusiast who has personally tested his product in the North and South Poles, on Mt. Everest and Mt. Rainer, and on countless other adventures.

“I am very excited by this step in our evolution. In joining the Canada Goose family, we could not be in better hands and I look forward to leading the business under their ownership as we realize the full potential of the Baffin brand,” stated Paul Hubner, President of Baffin.

With its roots in footwear manufacturing dating back to 1979, Baffin is a recognized leader in technically advanced, high quality products for adventure and work. Every Baffin product is born of purpose, durable and dependable, so that the user can focus on the task at hand irrespective of their environment. Built on decades of product leadership in layering systems, constructions and compounds, Baffin boots have been field-tested and trusted in the world’s most extreme cold weather conditions. With 80 employees in total, Baffin predominantly sells its products through distributors and retailers in Canada and the United States.

As a new wholly owned subsidiary of Canada Goose, Baffin will continue to operate on a stand-alone basis out of its headquarters in Stoney Creek, Ontario.

The Company does not expect the acquisition of Baffin to have a material impact on fiscal 2019 results, and it intends to provide additional details regarding this initiative with the release of fiscal second quarter results.

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 3,200 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements, including statements relating to the acquisition of Baffin and the benefits expected to result therefrom. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement, including, without limitation, risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and filed with the Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Contacts

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Investors:

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or

Media:

Jessica Liddell/Julia Young

646-277-1280

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